UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC 20549


                          SCHEDULE 13G

           Under the Securities Exchange Act of 1934

                       (Amendment No.  6)


     Grand Adventures Tour & Travel Publishing Corporation
_____________________________________________________________________________
                        (Name of Issuer)

                          Common Stock
_____________________________________________________________________________
                 (Title of Class of Securities)

                           385194204
                   __________________________
                         (CUSIP Number)

                              13G
CUSIP No.  385194204
_____________________________________________________________________________
 1. NAME OF REPORTING PERSON           S.S. OR I.R.S. IDENTIFICATION NO.

    Renaissance US Growth and Income Trust PLC       None
_____________________________________________________________________________
 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a)
    (b)
_____________________________________________________________________________
 3. SEC USE ONLY

_____________________________________________________________________________
 4. CITIZENSHIP OR PLACE OF ORGANIZATION
    England
_____________________________________________________________________________

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
_____________________________________________________________________________
 5. SOLE VOTING POWER
    543,457 shares
_____________________________________________________________________________
 6. SHARED VOTING POWER
    None
_____________________________________________________________________________
 7. SOLE DISPOSITIVE POWER
    543,457 shares
_____________________________________________________________________________
 8. SHARED DISPOSITIVE POWER
    None
_____________________________________________________________________________
 9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    543,457 shares
_____________________________________________________________________________
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
    Not applicable
_____________________________________________________________________________
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    15.47%
_____________________________________________________________________________
12. TYPE OF REPORTING PERSON
    IV
_____________________________________________________________________________

ITEM 1.
    (a) Name of Issuer.
        Grand Adventures Tour & Travel Publishing Corp.         ("Company")

    (b) Address of Issuer's principal Executive Offices
        211 East 7th Street, 11th Floor
        Austin, TX 78701

ITEM 2.

    (a) Name of Person Filing
        Renaissance US Growth and Income Trust PLC              ("Filer")

    (b) Address of principal Business Office or, if none, Residence c/o Renaissance Capital Group, Inc., Investment Manager
        8080 North Central Expwy., Suite 210, LB 59
        Dallas, TX 75206-1857

    (c) Citizenship
        England

    (d) Title of Class of Securities
        Common Stock

    (e) CUSIP Number
        None

ITEM 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

    (a) ______ Broker or Dealer registered under Section 15 of the Act

    (b) ______ Bank as defined in section 3(a)(6) of the Act

    (c) ______ Insurance Company as defined in section 3(a)(19) of the Act

    (d) ______ Investment Company registered under section 8 of the Investment
               Company Act

    (e) ______ Investment Adviser registered under section 203 of the Investment
               Advisers Act of 1940

    (f) ______ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see section 240.13d-1(b)(1)(ii)(F)

    (g) ______ Parent Holding Company, in accordance with section 240.13d-1(b)
               (ii)(G)(Note: See Item 7)

    (h) ______ Group, in accordance with section 240.13d-1(b)(1)(ii)(H)

ITEM 4.  Ownership.

    (a)  Amount Beneficially Owned:
         On September 22, 1999, the Filer purchased $350,000 of the Company's 10% Convertible Debentures convertible into common stock at $2.625 per share and on September 27, 1999, the Filer purchased $50,000 of the Company's 10% Convertible Debenture convertible into common stock at $2.625 per share. Between December 16, 1999 and December 28, 1999, the Filer purchased 45,500 shares of the Company's common stock on the open market. On May 23, 2000 the Filer purchased 10,000 shares of the Company's common stock on the open market. On July 14, 2000, the Filer purchased $500,000 of the Company's 8% Convertible Debentures convertible into common stock at $3.10 per share. On September 14, 2000, the Filer purchased $500,000 of the Company's 8% Convertible Debentures convertible into common stock at $3.00 per share. On September 27, 2000, the conversion price on the $350,000 10% Convertible Debenture dated September 22, 1999 and the $50,000 10% Convertible Debenture dated September 27, 1999 was adjusted to $2.50 per share. Thus the Filer has 543,457 shares on a fully converted basis. The Debentures are convertible within sixty days. The Investment Manager is Renaissance Capital Group, Inc., which is also Investment Advisor for Renaissance Capital Growth & Income Fund III, Inc. Renaissance Capital Growth & Income Fund III, Inc. also owns securities of Grand Adventures Tour & Travel Publishing Corporation.

    (b)  Percent of Class   15.47%

    (c)  Number of shares as to which such person has:

           (i) sole power to vote or to direct the vote:   543,457 shares
          (ii) shared power to vote or to direct the vote:   None
         (iii) sole power to dispose or to direct the disposition of:
               543,457 shares
          (iv) shared power to dispose or to direct the disposition of:   None

ITEM 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:
         [ ]

ITEM 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         Not applicable.

ITEM 8.  Identification and Classification of Members of the Group.

         Not applicable.

ITEM 9.  Notice of Dissolution of Group.

         Not applicable.

ITEM 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: October 5, 2000                   /S/
                           ___________________________________________________
                                         Signature
                           Renaissance US Growth and Income Trust PLC by Renaissance Capital Group, Inc., Investment Manager Russell Cleveland, President
                           ___________________________________________________
                                        Name and Title